EMPLOYMENT AGREEMENT



         THIS EMPLOYMENT AGREEMENT (this "Agreement") is executed as of the 16th day of July, 2001, by and between SUN EXPRESS GROUP, INC., a Florida corporation ("Company"), and T. JOSEPH COLEMAN ("Executive"), and is made with respect to the following facts:

         A. Concurrently herewith, RadioTV Network, LLC, a Delaware limited liability company ("LLC"), is merging (the "Merger") with and into RadioTV Network, Inc., a Florida corporation and wholly-owned subsidiary of Company ("Sub"), wherein Sub will be the surviving corporation and LLC will disappear pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") by and among Company, LLC and Sub.

         B. As a condition to the Merger Agreement, without which neither Company nor LLC would consummate the Merger, Company and LLC have required the execution of this Agreement pursuant to which Executive will be employed by Company for a period of three years.

         C. Executive acknowledges that his services under the provision of this Agreement are of a special, unique, unusual and extraordinary character.

         D. The parties have entered into this Agreement for the purpose of setting forth the terms of employment of Executive by Company.

         E. Company and Executive believe it is in their mutual best interests to enter into an employment agreement pursuant to the terms hereinafter set forth.

         NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:

         1. Employment. Company hereby employs Executive and Executive hereby accepts employment upon the terms and conditions hereinafter set forth.

         2. Term of Agreement. This Agreement shall commence on the first day after the closing of the Merger under the terms of the Merger Agreement and shall continue, unless terminated as provided in Section 9 hereof, for a term of thirty-six (36) months (the "Term"); provided, however, that if the parties hereto shall, after such termination date, continue to perform as provided hereunder, then the Term shall automatically be extended until terminated by thirty (30) days written notice given by either party to the other at any time thereafter. If the Term is extended pursuant to this Section 2, during such period of extension Company shall pay Executive all compensation to which Executive is entitled under this Agreement.

         3. Duties and Authority of Executive.
            ----------------------------------

                  3.01 Company hereby employs Executive as the Chief Executive Officer of Sub. Subject to Section 3.02 hereof, Executive shall report directly to the Board of Directors of the Company and his powers and duties shall be all of the duties customarily performed by executives employed in the capacity of chief executive officer of companies engaged in the business of Sub.

                  3.02 Company covenants and agrees that it will promptly contribute to Sub 66.66% of all cash raised by Company from the sale of any of its securities plus all cash raised by Company from the sale of any of its securities after 33.34% of such cash equals $1,500,000.

                  3.03 Notwithstanding any other provision of this Agreement to the contrary, Executive shall have the sole operating authority over Sub including, without limitation, the sole authority to operate Sub in the ordinary course of its business and expend and make commitments for all of the cash of Sub.

         4. Time and Efforts. Executive shall only be required devote such time and effort to the Sub as Executive deems reasonably advisable to discharge his duties under this Agreement. Executive will at all times faithfully and industriously and to the best of his ability, experience and talent, perform all of the duties that may be required of and from him pursuant to the terms hereof. Company agrees that Executive shall render his services to Sub hereunder on a non-exclusive basis, provided, however, that during the Term Executive shall not be under or subject to any contractual restriction that is inconsistent with the performance of his duties hereunder. Such duties shall be rendered at such place or places as Sub shall in good faith require, or as the interest, need, business and/or opportunities of Sub shall require or deem advisable so long as such duties do not reasonably require Executive to move his principal residence.

         5. Compensation. As full compensation for all services to be performed by Executive pursuant to this Agreement during the Term, Company shall pay Executive the compensation set forth in this Section 5, in addition to such other benefits and compensation as are provided in this Agreement. Any and all payments of compensation to Executive hereunder may be paid by Sub; provided, however, that Company shall remain primarily liable for the full payment thereof.

                  5.01 Salary. During the Term, Executive shall receive an annual salary (the "Salary") in the amount of One Hundred Twenty Thousand Dollars ($120,000). The Salary shall be payable in equal semi-monthly installments on the 15th and last day of each calendar month during the Term (prorated for partial periods). If the 15th or last day of a month is not a business day of Company, then such payment of the Salary shall be on the preceding business day before such payment date.

                  5.02 Annual Guaranteed Bonus. During the Term, Executive shall receive an annual bonus in the amount of Thirty Thousand Dollars ($30,000) payable within 30 days after the end of each fiscal year of Company("Guaranteed Bonus"). The Guaranteed Bonus payable during the first and last 12 months of the Term shall be prorated for partial periods.

                  5.03 Incentive Bonus.
                        ---------------

                           (a) During the Term, Executive shall receive an
incentive bonus ("Incentive Bonus") equal to ten percent (10%) of the "EBITDA of Company" (as defined herein) for each of Company's fiscal years during the Term; provided that there shall be deducted from the Incentive Bonus the amount of the Guarantee Bonus paid to Executive in such fiscal year. The Incentive Bonus payable during the first and last 12 months of the Term shall be prorated for partial periods.

                           (b) "EBITDA" means the net income, if any, of Company
and its controlled subsidiaries (including Sub) for the applicable fiscal year with the following adjustments: (i) there shall be no deduction or debit for federal and state taxes on income; depreciation or amortization; and interest paid in cash during the year; (ii) there shall be a deduction or debit for pension, profit-sharing and incentive plans, and any other employee benefits or bonuses, incurred or accrued by Company; and (iii) there shall be eliminated all inter-Company items; all earnings attributable to equity interests in entities that are not controlled subsidiaries of Company unless actually received by Company or a controlled subsidiary; all income arising from the forgiveness, adjustment, or negotiated settlement of any indebtedness; any extraordinary items of income or expense; and any increase or decrease in income arising from any change in Company's method of accounting.

                           (c) Company shall pay the Incentive Bonus for each
applicable fiscal year to Executive on the date that is 90 days after the end of each applicable fiscal year.

                  5.04 Participation in Company Incentive Plans. In addition to any other compensation or benefits to be received by Executive pursuant to the terms of this Agreement, if Company and/or Sub adopts from time-to-time one or more bonus, incentive, retention and/or stock option plans for any of its employees or executives, Executive shall participate in each such plan at its highest level to the extent allowable in accordance with his status.

                  5.05 Discretionary Bonus. Nothing herein contained shall preclude the Board of Directors of Company, in its sole and absolute discretion, from authorizing the payment of additional compensation to Executive over and above the Salary at any time payable to him under this Agreement, whether as a bonus or otherwise. The payment of such additional compensation shall not operate as an amendment obligating Company to make any similar payment or to pay additional compensation at any future time or for any future period or be deemed to affect the Salary in any manner.

         6. Executive Benefits.
            ------------------

                  6.01 Medical Coverage and Life and Disability Insurance.
                       --------------------------------------------------

                           (a) During the Term, Company shall provide Executive
and his children with group medical and hospital insurance coverage on terms at least as favorable as those in effect with respect to Executive on the day immediately preceding the date of this Agreement and no less favorable than those provided to other senior executives of the Company. At the option of Executive, Company shall reimburse Executive for the cost of his current policies (in the approximate amount of $600 per month).

                           (b) During the Term, Company shall fully reimburse
Executive for all premiums on a life insurance policy on the life of Executive that Executive currently holds (approximately $400 per month). The beneficiary of such life insurance policy shall be designated by Executive.

                           (c) During the Term, Company shall fully reimburse
Executive for all premiums on policy of disability insurance on Executive with benefits to be mutually approved by Company and Executive. Executive shall be the beneficiary of such disability insurance policy.

                  6.02 Benefits Generally Offered. In addition to any other compensation or benefits to be received by Executive pursuant to the terms of this Agreement, Executive shall be entitled to participate, to the extent allowable in accordance with his status, in all employee benefits offered from time-to-time by Company to its senior executives.

                  6.03 Automobile. During the Term of this Agreement, Company shall furnish Executive with an automobile allowance in the amount of Six Hundred Fifty Dollars ($650) per month.

         7. Reimbursement of Expenses. Company shall reimburse Executive for all reasonable and necessary business expenses incurred by Executive in connection with the performance of his duties hereunder. Reimbursement shall be made only against receipts and a signed itemized list of such expenditures.

         8. Vacations. Executive shall be entitled to fifteen (15) business days of vacation with pay for each twelve (12) months during the Term, which vacation days shall accrue prorata on a monthly basis. Each vacation shall be taken by Executive at a time convenient to Executive subject to the business needs of Company. Executive shall also be entitled to such holidays as are recognized by Company.

         9. Termination. This Agreement may be terminated in the following manner.

                  9.01 Mutual Agreement. This Agreement may be terminated by the mutual agreement of Company and Executive.

                  9.02 Termination by Company. Company may terminate this Agreement for "Cause" as defined in Section 10.02 hereof upon thirty (30) days written notice from Company, unless Executive has cured the conduct or cause specified in such notice within thirty (30) days following Executive's receipt of such notice; provided, however, that the conduct or cause shall not result from Executive's sickness, accident or disability except in accordance with
Section 9.05 hereof.

                  9.03 Termination by Executive. Executive may terminate this Agreement for "Good Reason" as defined in Section 10.03 hereof upon thirty (30) days written notice from Executive, unless Company has cured the conduct or cause specified in such notice within thirty (30) days following Company's receipt of such notice.

                  9.04 Termination Upon Death. This Agreement shall terminate upon the death of Executive.

                  9.05 Termination Upon the Disability of Executive. In the event Executive becomes "Disabled" (as defined in this Section), Company may terminate this Agreement by giving thirty (30) days written notice to Executive of its intent to terminate unless Executive resumes performance of his duties within thirty (30) days of the date of the notice. As used in this Section "Disabled" means the complete disability of Executive to discharge his duties and responsibilities as previously performed for a continuous period of not less than one hundred twenty (120) days or for a non-continuous period of at least one hundred eighty (180) days within any twelve (12) month period, all as reasonably determined in good faith by Company.

         10. Payments Upon Termination of Employment.
             ---------------------------------------

                  10.01 Payments.
                        --------

                           (a) Termination by Executive. In the event of the
termination of Executive's employment under this Agreement by Executive pursuant to Section 9.03 hereof or by Company other than pursuant to Sections 9.02, 9.04 or 9.05 hereof, Executive shall be entitled to receive the full amount of all Salary, Guarantee Bonuses, Incentive Bonuses and all other benefits under this Agreement (including, without limitation, the benefits set forth in Section 6 hereof) for the balance of the Term (without giving effect to such termination) or 18 months, whichever is greater.

                           (b) Termination Upon Disability. In the event of
termination upon the disability of Executive pursuant to Section 9.05 hereof, Executive shall be entitled to Seventy-Five Thousand Dollars ($75,000), which shall be payable in six (6) equal monthly installments commencing on the last business day of the first full calendar month after the date of termination, plus the full amount of all benefits under Section 6 hereof for the balance of the Term (without giving effect to such termination).

                           (c) Termination by Death. In the event of termination
upon the death of Executive, Executive shall receive the Salary, accrued vacation and other vested benefits to the date of termination.

                  10.02 Definition of Cause. "Cause" means the final conviction of Executive for a felony involving willful conduct materially injurious. harmful or detrimental to Company; or the final adjudication of Executive in a civil proceeding for acts or omissions to act involving willful conduct materially injurious. harmful or detrimental to Company. For the purposes of this definition, "final conviction" and "final adjudication" shall be and mean a conviction or an adjudication, as the case may be, that is no longer appealable due to the passage of time or otherwise, and with respect to which a final judgment has been entered on the judgment roles of the court in which the action was commenced. Further, for the purposes of this definition, no act or omission to act on Executive's part shall be considered "willful" unless done, or omitted to be done, by Executive in bad faith and without reasonable belief that Executive's act or omission was in the best interest of Company.

                  10.03 Definition of Good Reason. "Good Reason" shall mean: (a) the assignment to Executive of any duties inconsistent in any respect with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 2 above, or any other action by Company which results in a diminution in such position, authority, duties or responsibilities excluding for this purpose any action taken with the consent of Executive and any isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by Company promptly after receipt of notice of such action given by Executive; (b) a reduction in the overall level of Executive's compensation or benefits as provided in Section 3; (c) Company's requiring Executive to be based at any office or location other than in Los Angeles, California, except for travel reasonably required in the performance of Executive's responsibilities; (d) any purported termination by Company of Executive's employment otherwise than as expressly permitted by this Agreement; or (e) the nomination by the Board of a Chairman (or person serving in a similar capacity) of a person other than the current Chairman or Executive. For purposes of this Agreement, any good faith determination of "Good Reason" made by Executive shall be conclusive.

                  10.04 No Duty to Mitigate. Executive shall have no duty to mitigate any damages payable by Company to Executive hereunder.

                  10.05 Interest on Late Payments. Any payments not made when due under this Agreement shall bear interest at the rate of 10% per annum until such payment has been made in full.

         11. Covenant Not to Compete. Executive agrees that so long as he continues to be employed by Company, he will not be engaged, employed, concerned or have any financial interest, directly or indirectly, in the same or similar business as that then conducted by Company, all as reasonably determined by Executive.

         12. Indemnification.
             ---------------

                  12.01 Company shall indemnify and hold harmless Executive for any liability incurred by reason of any act or omission performed by Executive while acting in good faith on behalf of Company and within the scope of the authority of Executive pursuant to this Agreement and under the rules and policies of Company, except that Executive must have in good faith believed that such action was in the best interest of Company and such course of action or inaction must not have constituted gross negligence, fraud, willful misconduct, or breach of a fiduciary duty.

                  12.02 Company shall use its reasonable commercial efforts to provide Executive with directors and/or officers liability insurance appropriate to the nature and scope of his responsibilities hereunder.

         13. Compliance With Law. During the Term, Executive shall comply with all laws and regulations applicable to Executive in the conduct of Company's business and Executive acknowledges that Company has not urged, counseled, or advised the use of any unfair business practice.

         14. Notice. Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, upon the next business day immediately following the day sent if sent by overnight express carrier, or upon the third business day following the day sent if sent postage prepaid by certified or registered mail, return receipt requested, to the following addresses (or to such other address or addresses as shall be specified in any notice given):

In the Case of Company:                      Sun Express Group, Inc.
                                             1515 University Dr., Suite 111c
                                             Coral Springs, Florida 33071-6302
                                             Attn.  Chairman

In the Case of Executive:                    Mr. T. Joseph Coleman
                                             1515 University Dr., Suite 111c
                                             Coral Springs, Florida 33071-6302

         15. Assignment; Successors. Any assignment of this Agreement shall be in accordance with the following: (a) the rights and benefits of Executive under this Agreement, other than accrued and unpaid amounts due hereunder, are personal to him and shall not be assignable by Executive, except with the prior written consent of Company; (b) subject to the provisions of Section 15(c) hereof, this Agreement shall not be assignable by Company, provided, that with the consent of Executive, Company may assign this Agreement to another corporation wholly owned by it either directly or through one or more other corporations, or to any corporate successor of Company or any such corporation; and (c) any business entity succeeding to substantially all of the business of Company by purchase, merger, consolidation, sale of assets or otherwise shall be bound by and shall adopt and assume this Agreement.

         16. Applicable Law. This Agreement shall be interpreted in accordance with the laws of the State of California.

         17. Entire Agreement. This Agreement, together with the documents and exhibits referred to herein, embodies the entire understanding among the parties with respect to the subject matter hereof and merges all prior discussions or communications among them, and no party shall be bound by any definitions, conditions, warranties or representations other than as expressly stated in this Agreement or as subsequently set forth in writing signed by the duly authorized representatives of all of the parties hereto.

         18. No Oral Change; Waiver. This Agreement may only be changed, modified, or amended in writing by the mutual consent of the parties hereto. The provisions of this Agreement may only be waived in or by a writing signed by the party against whom enforcement of any waiver is sought.

         21. Interpretation. This Agreement shall be construed as a whole and in accordance with its fair meaning to effect the intentions of the parties and this Agreement. Captions are for convenience only and shall not be used in construing meaning. The provisions of this Agreement shall be construed neither for nor against either party, but shall be given reasonable interpretation in accordance with the plain meaning of their terms and the intent of the parties. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party drafting the document. Accordingly, any rule of law, including but not limited to, California Civil Code Section 1654 or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it, is of no application and is hereby expressly waived.

         22. Exclusive Venue. The parties hereby agree that the sole and exclusive venue and forum for any and all actions or proceedings initiated by any party hereto and arising directly or indirectly out of this Agreement shall be the Superior Court of the State of California, County of Los Angeles, or the United States District Court for the Central District of the State of California. The parties hereby expressly submit and consent in advance to such jurisdiction in any action or proceeding commenced in any of such courts and hereby waive personal service of the summons and complaint, or other process of papers issued therein, and agree that service of such summons and complaint or other process or papers may be made by registered or certified mail addressed to any of the parties at the address to which notices are to be sent pursuant to this Agreement. The parties hereto waive any claim that Los Angeles, California is an inconvenient forum or an improper forum based on lack of venue. The exclusive choice of forum for the parties set forth in this Section shall not be deemed to preclude the enforcement of any judgment obtained in any other forum or the taking of any action to enforce the same in any other appropriate jurisdiction, and the parties hereby waive the right to collaterally attack any such judgment or action.

         23. Attorneys' Fees. In the event any party hereto brings any legal action, suit, counterclaim, appeal, arbitration, mediation or other proceeding ("Party Action") against any other party hereto, declaratory or otherwise, in connection with this Agreement, in addition to any damages, costs or other relief to which the prevailing party otherwise would be entitled, the prevailing party shall be entitled to reimbursement from the non-prevailing party for all reasonable attorneys' fees and all other costs incurred in such Party Action and/or enforcing any judgment, order, ruling or award ("Decision") granted therein, all of which must be paid whether or not such Party Action is prosecuted to a Decision. Any Decision entered in such Party Action must contain a specific provision providing for the recovery of attorneys' fees and costs incurred in enforcing such Decision. The court or arbitrator may fix the amount of reasonable attorneys' fees and costs on the request of either party. For purposes hereof, attorneys' fees include, without limitation, fees incurred in the following: (a) post-judgment motions and collection actions; (b) contempt proceedings; (c) garnishment, levy and debtor and third party examinations; (d) discovery; and (e) bankruptcy. As used in this Section, "prevailing party" includes, without limitation, a party who agrees to dismiss a Party Action on the other party's payment of the sum allegedly due, or performance of the covenants allegedly breached, or who obtains substantially the relief sought by it. If there are multiple claims, a prevailing party shall be established for each claim separately by determining which party obtained the greater relief in connection with such claim; provided, however, that the court or arbitrator may determine that there is no prevailing party with respect to any particular claim.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


"COMPANY"                       SUN EXPRESS GROUP, INC., a Florida corporation


                                By
                                   -------------------------------------------
                                    Name
                                         -------------------------------------
                                    Title
                                         -------------------------------------


"EXECUTIVE"                     ----------------------------------------------
                                T. JOSEPH COLEMAN